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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of January 31, 2023 (“this Agreement”), is by and between PreCon Acquisition LLC, a Delaware limited liability company (“Seller”), Thorne HealthTech, Inc., a South Carolina corporation (“Purchaser”), and for purposes of Sections 1.6 and 5.5 and Article VI, Eigenlyfe LLC, a Delaware limited liability company (“Eigenlyfe”). Each of Seller and Purchaser are referred to as a “Party” and are collectively referred to as the “Parties.”

WITNESSETH:

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock (the “Shares”) of PreCon Health, Inc., a Delaware corporation (the “Company”);

WHEREAS, Purchaser desires to own, indirectly, the assets of the Company, including:

(a) the SynaQuell and SynaQuell + nutritional supplement products (the “Products”); (b) all intellectual property presently owned, possessed, used, or held by the Company; (c) unrestricted access to and ownership of the promotional content and literature (online and otherwise) utilized by the Company to promote and market the Products; (d) unrestricted access to the developed formulas and trade secret rights to the Products; (e) all other assets of the Company necessary to manufacture and market the Products; (f) all customer lists of the Company, i.e., corporate and retail customers who have purchased the Products; (g) all contracts and agreements to which the Company is a signatory; and (h) the Company’s goodwill;

WHEREAS, Purchaser has the financial capital and technical resources to successfully do the following: (a) promote and expand the existing Company product line with respect to the Products; (b) accelerate the Company’s business with respect to the Products; (c) capitalize on the knowledge and expertise of the Company’s Science Advisory Board; and (d) provide health-care practitioner and patient educational materials on the health-related benefits of using the Products;

WHEREAS, the promotion, expansion, and acceleration of the PreCon product line, as contemplated above, is a primary reason for Purchaser to purchase the Shares; and

WHEREAS, in furtherance of the foregoing, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, the Shares, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I PURCHASE AND SALE OF SHARES

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1.1
Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing (as defined below), Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, the Shares, free and clear of any mortgage, pledge, lien, charge, security interest, claim, community property interest, option, equitable interest, restriction of any kind (including any restriction on use, voting, transfer, receipt of income, or exercise of any other ownership attribute), or other encumbrance (each, an “Encumbrance”), other than those imposed by law, for the consideration specified in Section 1.2.

1.2
Consideration. The aggregate consideration for the Shares shall be Five Million Dollars ($5,000,000) in cash (the “Cash Consideration”).

1.3
The Closing. The closing of the transactions contemplated by this Agreement shall take place upon the execution and delivery by each Party of this Agreement or such other date and time as agreed between the Parties. The date of the closing is referred to herein as the “Closing Date,” and the closing shall occur remotely by exchange of documents and signatures (or their electronic counterparts) or at such other location as the Parties mutually agree (the “Closing”). The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. EST on the Closing Date.

1.4
Seller’s Closing Deliverables. In addition to any other documents required to be executed and/or delivered in accordance with the terms of this Agreement, at the Closing, Seller shall execute or cause to be executed and/or delivered to Purchaser: (i) a stock power reflecting the transfer to Purchaser of the Shares, it being understood that certificates representing the shares were either not issued by the Company or are otherwise not in Seller’s possession, and (ii) a countersigned version of this Agreement.

1.5
Purchaser Closing Deliverables; Payment of Cash Consideration.

(a)
In addition to any other documents required to be executed and/or delivered in accordance with the terms of this Agreement, Purchaser shall deliver to Seller countersigned version of this Agreement.

(b)
Purchaser shall pay to Seller the Cash Consideration by wire of immediately available funds to an account designated by Seller as follows:

(i)
Four Million dollars ($4,000,000) at the Closing, and

(ii)
One Million dollars ($1,000,000) on or before ninety (90) days after the Closing Date.

1.6
Royalty.

(a)
Subject to the terms and conditions set forth in this Section 1.6, Purchaser shall pay to Eigenlyfe an amount equal to five percent (5%) (the “Royalty Payment Rate”) of the gross sales revenue from the sale of Products from and after such time as the Company achieves Five Million Dollars ($5,000,000) of Gross Profit (as defined below) (the “Royalty Payments”); provided, that in the event Purchaser does not pay to Seller the second installment of the Cash

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Consideration in accordance with Section 1.5(b)(ii), and such non-payment is not cured within ten

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(10) days of Purchaser’s receipt of written notice thereof from Seller, in addition to any and all other rights and remedies Seller may have, the Royalty Payment Rate shall automatically increase from five percent (5%) to seven percent (7%). For purposes of this Agreement: (1) “Affiliate” means, with respect to the Company or Purchaser, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract, or otherwise; (2) “Gross Profit” means, for any applicable period, all revenue received by the Company, Purchaser, or any of their respective Affiliates during such period generated by sales of the Products, minus the cost of goods sold during such applicable period, in each case as determined in accordance with generally accepted accounting principles in effect from time to time; (3) “Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, association, or other entity; and (4) “Products” includes any additional products developed and sold by the Company after the Closing Date.

(b)
Purchaser shall pay Eigenlyfe the Royalty Payments on a quarterly basis to such account as directed by Eigenlyfe on or before the 30th day following the end of each calendar quarter with respect to the sale of Products made during such prior quarter. Purchaser shall provide to Eigenlyfe on or before the 30th day following the end of each calendar quarter with respect to the sale of Products made during such prior quarter, complete and accurate statements reporting sales of Products for the preceding quarter and a calculation of the Royalty Payment due hereunder (each, an “Royalty Statement”).

(c)
Upon Eigenlyfe’s request, Purchaser will promptly provide Eigenlyfe, if and when applicable, with copies of purchase orders, invoices, open order reports, costs, and relevant back-up information regarding the sale of Products, including details regarding the basis of any customer returns. Purchaser shall submit Royalty Statements to Eigenlyfe even though no Royalty Payment is paid with such Royalty Statements. Royalty Payments shall be without deduction or withholding of any taxes or other assessments.

(d)
Eigenlyfe’s receipt or acceptance of any Royalty Statement or any payment of Royalty Payment shall not preclude Eigenlyfe from questioning the accuracy thereof at any time. Payments not received by Eigenlyfe within ten (10) days of the date due shall accrue interest at the post-judgment statutory interest rate upon judgments provided by the New York Civil Practice Laws & Rules; but in all events, such interest shall not exceed the highest rate permitted by law.

(e)
Purchaser shall, at its sole cost and expense, maintain at its main office in the United States, complete and accurate books and records covering sales of Products. Eigenlyfe and its duly authorized representative(s) shall have the right from time to time, during normal business hours, to examine and copy said books and records and all other documents and materials in the possession of and under the control of Purchaser or the Company with respect the sales of Products. Eigenlyfe’s exercise of its audit rights on one or more occasions shall be without prejudice to any of Eigenlyfe’s other rights and remedies and shall not preclude Eigenlyfe from objecting at any time to the accuracy of statements rendered and payments made by Purchaser. If, upon any audit of Purchaser’s or the Company’s books and records, Eigenlyfe discovers any

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unpaid Royalty Payment or other underpayment by Purchaser, then Purchaser shall pay the discrepancy within ten (10) days of receipt of written notice. If any audit reveals Royalty Payments or other underpayment(s) of seven (7%) percent or more for any quarterly period, then Purchaser shall pay the costs of such audit within ten (10) days of receipt of written notice. Payments under this Section shall accrue interest from the time such unpaid Royalty Payments or payment was first due the post-judgment statutory interest rate upon judgments provided by the New York Civil Practice Laws & Rules; but in all events, such interest shall not exceed the highest rate permitted by law.

(f)
Following the Closing Date, Purchaser shall maintain separate accounting measures for the Company, such that Gross Profit can be calculated as set forth herein, and provide the Company with the budgetary and personnel resources, as needed, it being understood that, subject to the foregoing, Purchaser will not have any express or implied obligation outside of this Section 1.6 to generate any minimum level of Gross Profit or to maximize the Royalty Payment that is ultimately achieved. Notwithstanding the foregoing, none of Purchaser and each of its Affiliates or successors, will take any action the purpose of which is to reduce the amount of the Royalty Payments to be paid to Eigenlyfe or the operational ability of the Company to achieve any Gross Profit targets.

Article II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser that the statements contained in this Article II are true and correct as of the date hereof. For purposes of this Article II, “Seller’s knowledge,” “knowledge of Seller,” and any similar phrases shall mean the actual knowledge of the Seller.

2.1
Authority. Seller has full power and authority to enter into this Agreement and any other documents, instruments, or certificates required to be delivered in connection with this Agreement or at the Closing (collectively, the “Transaction Documents”) to which Seller is a party, to perform Seller’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each of this Agreement and the other Transaction Documents to which Seller is a party has been duly executed and delivered by such and constitutes valid and legally binding obligations of Seller enforceable against Seller in accordance with their terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.2
Ownership of Transferred Interest; Capitalization.

(a)
The Company is authorized to issue (i) 30,000,000 shares of common stock of the Company, 20,000,000 shares of which are designated as Class 1 common stock, $0.0001 par value per share (“Class 1 Common Stock”), and 10,000,000 shares of which are designated as Class 2 common stock, $0.0001 par value per share (“Class 2 Common Stock”), and (ii) 3,000,000 shares of Series A preferred stock, $0.0001 par value (“Series A Preferred Stock”). The Company

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has issued and outstanding 4,830,556 shares of Class 1 Common Stock, 8,000,000 shares of Class

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2 Common Stock and no shares of Series A Preferred Stock, all of which constitute the Shares. The Shares owned by Seller have been duly authorized, are validly issued, fully paid and non- assessable, and are owned of record and beneficially by Seller, free and clear of all Encumbrances.

(b)
The Shares owned by Seller were issued in compliance with applicable laws. None of the Shares were issued in violation of any agreement or commitment to which each Seller or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person. As of the date hereof, no Person has any right to receive any additional shares or any other capital stock, equity, or other ownership interest in the Company, whether via options, warrants, equity grants, or other similar agreements. There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating Seller or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding, nor has it authorized, any stock appreciation, phantom stock, profit participation, or similar rights. There are no voting trusts, stockholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

2.3
Organization. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all necessary power and authority to own, operate, or lease the assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted.

2.4
Use of the Products. To the knowledge of Seller, the Company can legally market the Products as currently marketed by it.

2.5
No Undisclosed Liabilities. To the knowledge of Seller: (a) the Company does not have, as of the date hereof, any debts, liabilities, or obligations, whether accrued, absolute, contingent, or otherwise, that are material to the condition, title, or operation of the Company’s assets that have not been disclosed to Purchaser; and (b) the Company is not a party to any contract or agreement that pursuant to its terms would be reasonably likely to materially adversely affect the condition, title, or operation of the Company’s assets.

2.6
Purchaser’s Right to Intellectual Property. The use of the Company’s assets by Purchaser will not violate, conflict with, or infringe any intellectual property rights of any third party.

2.7
No Conflicts.

(b)
This Agreement, when duly executed by the Parties: (i) does not and will not violate or conflict with, result in a breach or default under, or give any person or entity any right to terminate or modify any contract, agreement, or commitment of any kind to which Seller or the Company is a party or by which Seller or the Company is bound; (ii) does not and will not violate, conflict with, result in a breach or default under, or give any Person any right to terminate or modify any order, writ, judgment, decree, license, permit, approval, or authorization of any kind applicable to Seller or the Company; (iii) does not and will not violate or conflict with any law, statute, rule, or regulation of any kind applicable to Seller or the Company; and (iv) does not and

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will not result in the creation or imposition of any lien, third-party right or claim, charge, security interest, liability, restriction, encumbrance, or title defect of any kind against or with respect to any properties or assets of the Company.

(b)
To the knowledge of Seller, the consummation of the transactions contemplated by this Agreement will not result in the breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or allow the acceleration of the obligations of the Company under, any lease, license, promissory note, indenture, mortgage, deed of trust, insurance policy or other instrument, arrangement, or agreement to which the Company is a party, or to which the Company or any of its assets are subject, nor to the knowledge of Seller, will such consummation conflict with any license, certificate, or permit held by the Company.

2.8
Legal Proceedings. To the knowledge of Seller, there is no legal action, suit, arbitration, or other legal, administrative, or other governmental proceeding (collectively, “Actions”) pending or, to the knowledge of Seller, threatened against or affecting the Company or Seller: (i) relating to or affecting the Company or any of the Company’s properties or assets; or

(ii) that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. To the knowledge of Seller, there is currently no incident, transaction, or circumstance that might reasonably be expected to result in or form the basis for any such Action. The Company is not in default with respect to any order, writ, judgment, injunction, decree, or determination of any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court, or tribunal of competent jurisdiction.

2.9
Compliance with Laws. To the knowledge of Seller, the Company has all licenses, permits, and authorizations necessary for the Company to conduct its business as currently conducted, pursuant to applicable statutes, laws, ordinances, rules, and regulations of governmental bodies, agencies, and divisions having, asserting, or claiming jurisdiction over the Company. To the knowledge of Seller, the Company is not in violation of any laws or regulations the violation of which would have a material adverse effect on the Company.

2.10
Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

3.1
Organization and Authorization. Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of South Carolina. Purchaser has full power and authority to enter into this Agreement and each of the other Transaction Documents to which Purchaser is a party, to perform Purchaser’s obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Each of this Agreement and the

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other Transaction Documents to which Purchaser is a party has been duly executed and delivered by Purchaser and constitutes valid and legally binding obligations of Purchaser enforceable against such Purchaser in accordance with their terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2
Manufacturing the Products. Subsequent to the Closing Date, Purchaser shall have the right to undertake through its Production Department, Quality Assurance Department, Quality Control Department, and Medical Affairs Department to cause the Company to expeditiously formulate and manufacture the Products in the State of South Carolina.

3.3
No Conflicts. The consummation of the transactions contemplated by this Agreement will not result in the breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), or allow the acceleration of the obligations of Purchaser under, any lease, license, promissory note, indenture, mortgage, deed of trust, insurance policy, or other instrument, arrangement, or agreement to which Purchaser is a party, or to which Purchaser or any of its assets are subject, nor will such consummation conflict with any license, certificate, or permit held by the Purchaser.

3.4
Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of Purchaser, threatened against or by Purchaser that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

3.5
Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

ARTICLE IV

COVENANTS, ACKNOWLEDGEMENTS AND AGREEMENTS

4.1
Further Assurances. Each Party shall, at the request of the other Party, at any time and from time to time after the date hereof, if further action is necessary to carry out this Agreement and consummate and make effective the transactions contemplated by this Agreement, execute and deliver or cause to be executed and delivered all such further instruments and take or cause to be taken all such further action as may be reasonably necessary or appropriate in order more effectively to issue and convey the Shares to Purchaser and evidence the payment obligations of Purchaser hereunder to Seller.

4.2
Costs and Expenses. Except as otherwise provided herein, each Party to this Agreement shall bear its own respective costs and expenses incurred in connection with the negotiation, preparation, execution, delivery of this Agreement, the documents to be delivered in connection herewith and the consummation of the transactions contemplated hereby.

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4.3
Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Purchaser when due. Purchaser shall, at its own expense, timely file any tax return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary). For purposes of this Agreement, “Tax” means any tax, governmental fee, or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), any interest, penalty, addition to tax or additional amount relating thereto, and any liability in respect of such amounts arising as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another Person or by contract.

4.4
Public Announcements. Purchaser, the Company, and Seller shall not issue any public report, statement, or press release or make any other public disclosure with respect to the Transactions or the terms of this Agreement prior to the consultation with and approval of the other Party, except as may be required by applicable law or the rules of any applicable stock exchange or self-regulatory organization, in which case the Parties will reasonably cooperate with Purchaser as to the timing and contents of such report, statement, or press release.

4.5
Science Advisory Board. The Parties acknowledge and agree that Purchaser shall, post-closing, seek the assistance of the Company’s Science Advisory Board as requested by Purchaser for the purpose of enabling the Purchaser to promote, expand and accelerate the business and research with respect to the Products. As of and after the date hereof, Seller will undertake reasonable and good faith efforts to assist the Company and Purchaser to request the assistance of the members of the Company’s PreCon’s Science Advisory Board for the benefit of the Company and Purchaser. For example, such assistance of the Science Advisory Board would be the request of one or more members of the Science Advisory Board to assist or advise the Company and Purchaser with promotional or marketing activities; provided, however, that the Company’s Science Advisory Board agrees with and concurs in the factual and scientific content of the promotional or marketing information being presented.

4.6
Confidentiality. After the Closing Date, except with the prior written consent of Purchaser or to the extent otherwise permitted in this Section 4.5, Seller shall hold in confidence any and all information, whether written or oral, concerning the Company, Purchaser or any Purchaser Indemnified Party, or any matter related to a claim made pursuant to this Agreement, except to the extent that such information: (a) is in the public domain through no fault of Seller;

(b) is lawfully acquired by Seller after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual, or fiduciary obligation; or (c) is reasonably required to pursue or defend a claim in connection with this Agreement. If Seller is compelled to disclose any such information by judicial or administrative process or by other requirements of applicable law, then Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information that it is advised by its counsel is legally required to be disclosed; provided that Seller shall reasonably cooperate with Purchaser, the Company, or any of their respective Affiliates with respect to any of them obtaining an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information, at the sole cost and expense of such parties.

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4.7
Covenants Reasonable; Remedies for Breach. The covenants of the Company contained in this Article IV are reasonable in duration and scope. In the event of a breach of these covenants by the Company, Purchaser shall be entitled to seek injunctive relief, as well as to seek (subject to Section 6.4) damages sustained.

ARTICLE V INDEMNIFICATION

5.1.
Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is one (1) year from the Closing Date. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

5.2.
Indemnification by Seller. Subject to the other terms and conditions of this Article V, Seller shall indemnify, defend, and hold Purchaser, the Company, and each of their respective directors, officers, employees, Affiliates, stockholders, agents, representatives, successors, and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, any and all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees (collectively, “Losses”), incurred or sustained by, or imposed upon, Purchaser based upon, arising out of, with respect to or by reason of: (a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in Article II of this Agreement; or (b) any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Seller pursuant to this Agreement.

5.3.
Indemnification by Purchaser. Subject to the other terms and conditions of this Article V, Purchaser shall indemnify and shall hold Seller and Eigenlyfe and each of their respective directors, managers, members, officers, employees, Affiliates, stockholders, agents, representatives, successors, and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnified Parties based upon, arising out of or with respect to: (a) any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in Article III of this Agreement; or (b) any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Purchaser pursuant to this Agreement.

5.4.
Certain Limitations. Notwithstanding any provisions of this Article V to the contrary, in no event shall any Party be liable to the other Party for any punitive, incidental, consequential, special, or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple. Except as expressly set forth in Article II above, Seller makes no representation or warranty, express or implied, at law or in

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equity, in respect of the information, documents, or material made available to Purchaser, including with respect to merchantability or fitness for a particular purpose.

5.5.
No Recourse. Notwithstanding anything to the contrary contained in this Agreement, the Royalty Payments shall be the sole recourse of the Purchaser Indemnified Parties in the event of any Losses suffered by any of them arising from or in connection with this Agreement and the transactions contemplated hereby and their rights to indemnification hereunder.

5.6.
Exclusive Remedies. Subject to Section 1.6(a), the Parties acknowledge and agree their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a Party in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement, or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article V. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under law, any and all rights, claims, and causes of action for any breach of any representation, warranty, covenant, agreement, or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Party and their Affiliates arising under or based on any law, except pursuant to the indemnification provisions set forth in this Article V and subject to the limitations set forth in this Article V. Nothing in this Section 5.6 shall limit any person’s right to seek and obtain equitable relief to which such person is entitled or to seek any remedy on account of any fraud by a Party.

ARTICLE VI MISCELLANEOUS

6.1
Binding Effect; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding on the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer on any party other than the Parties or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.2
Expenses. Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby.

6.3
Governing Law; Jurisdiction; Waiver of Trial by Jury. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof. Subject to Section 6.4, the Parties each hereby irrevocably submit to the exclusive jurisdiction and venue of the state courts located in New York County, New York, for the purposes of any suit, action, or other proceeding arising out of or based upon this Agreement or the subject matter hereto. Each Party, to the extent it may legally do so, hereby expressly waives any right to trial by jury of any claim, demand, action, cause of action, or proceeding arising under or with respect to this Agreement, or in any way connected with, or related to, or incidental to, the dealings of the Parties with respect to this Agreement or the transactions related hereto, in each case whether sounding in contract, tort, or otherwise. Each Party, to the extent it may legally do so, hereby agrees that any such claim, demand, action, or

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cause of action, or proceeding shall be decided by a court trial without a jury and that either Party may file an original counterpart or a copy of this Section 6.3 with any court as written evidence of the consent of any other Party to the waiver of its right to trial by jury.

6.4
Dispute Resolution. The Parties will first attempt to settle each and every dispute, controversy, or claim arising out of or relating to this Agreement (“Disputes”) through good faith negotiations. Any Dispute not thus resolved within thirty (30) days or such other period as the parties shall mutually agree in writing shall be resolved by binding arbitration conducted before a single “JAMS” arbitrator and that such binding arbitration shall be governed by the rules and procedures of JAMS for streamlined arbitrations. Such arbitration is to take place at JAMS’ offices in New York City as an “expedited” arbitration. In addition, any claims or counterclaims that may be raised shall be determined by the same binding arbitration procedure. The Parties agree to be bound by the decision of the arbitrator, which the Parties agree may be confirmed and enforced by a court of law. The Parties agree to accept service of an arbitral complaint or statement of claim in the manner by which notices may be delivered pursuant to this Agreement. The arbitrator will be instructed to make a finding as to which Party is the substantially prevailing party, and that Party shall be entitled to reimbursement of its reasonable legal fees and costs, which fees shall be determined by the arbitrator. The arbitrator shall also award interest at no less than the statutory rate on any fee award running from the date on which the fees are determined to be owed. By signing this agreement, the Parties acknowledge understanding the written rules and procedures for streamlined JAMS arbitrations that are available at www.jamsadr.com/rules-streamlined- arbitration. Any party may seek injunctive relief in any court of competent jurisdiction to the extent necessary to preserve the status quo during the pendency of final resolution of a Dispute or for any actions in aid of the aforesaid JAMS arbitration, pursuant to Section 4.7 or to confirm or reject the JAMS arbitral award. The statute(s) of limitation applicable to any Dispute shall be tolled upon initiation of the Dispute resolution procedures under this Section 6.4 and shall remain tolled until the Dispute is resolved under this Section 6.4. However, tolling shall cease if the aggrieved Party does not file a demand for arbitration of the Dispute with JAMS within 30 days after good-faith negotiations have been terminated by either Party. The parties, their representatives and participants, and the arbitrator shall hold the existence, contents, and results of the arbitration in confidence, except to the limited extent necessary to enforce a final settlement agreement or to obtain or enforce a judgment on an arbitration decision and award.

6.5
Entire Agreement. This Agreement, together with the other documents contemplated to be delivered in connection herewith, constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

6.6
Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, (i) when delivered personally or by overnight courier, (ii) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, or (iii) five (5) business days after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the Party to be notified at such Party’s address as set forth below, or as subsequently modified by written notice:

DocuSign Envelope ID: 7BC19C24-D846-461D-BD47-F14934382BC8

If to Purchaser:

Thorne HealthTech, Inc. 620 Omni Industrial Blvd.

Summerville, South Carolina 29486 Attention: Kim R. Pearson, General Counsel Email: kpearson@thorne.com

If to Seller:

PreCon Acquisition LLC

Attention: David Dodick and Ken Shubin Stein

Email: david.dodick@atria.org and ken@cortexgroup.com with a copy (which shall not constitute notice) to:

Meister Seelig & Fein LLP 125 Park Avenue, 7th Floor New York, NY 10017 Attention: Judd H. Cohen, Esq. E-mail: jhc@msf-law.com

If to Eigenlyfe:

Eigenlyfe LLC Attention: David Dodick

Email: david.dodick@atria.org

with a copy (which shall not constitute notice) to: Meister Seelig & Fein LLP

125 Park Avenue, 7th Floor New York, NY 10017 Attention: Judd H. Cohen, Esq. E-mail: jhc@msf-law.com

6.7
Amendments. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party.

6.8
Judicial Interpretation; Headings. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the provisions hereof shall be more strictly construed against any Party by reason of the rule of construction that a document is to be construed more strictly against the Party who itself or through its agent prepared the same, it being agreed that both Parties have participated in the preparation of this Agreement. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

DocuSign Envelope ID: 7BC19C24-D846-461D-BD47-F14934382BC8

DocuSign Envelope ID: 7BC19C24-D846-461D-BD47-F14934382BC8

6.9
Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then: (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded, and (c) the balance of this Agreement shall be enforceable in accordance with its terms and conditions.

6.10
Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to a Party upon any breach or default of the other Party shall impair any such right, power, or remedy of such non-breaching or non-defaulting Party, nor shall it be construed to be a waiver of any such breach or default or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind on the part of a Party of any breach or default under this Agreement, or any waiver on the part of a Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

6.11
Counterparts. This Agreement may be executed in two counterparts (including via pdf), each of which shall be deemed an original and both of which together shall constitute one instrument.

[Signature page follows]

DocuSign Envelope ID: 7BC19C24-D846-461D-BD47-F14934382BC8

IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement as of the day and year first above written.

FOR PURCHASER:

Thorne HealthTech, Inc.

By: Name: Paul F. Jacobson

Title: Chief Executive Officer

FOR SELLER:

PreCon Acquisition LLC

By: Name: David Dodick

Title: Manager

For purposes of Sections 1.6 and 5.5 and Article VI:

Eigenlyfe LLC

By: Name: David Dodick

Title: Manager